Rockval, Inc.

Financial Statements

For the Ten Month Period Ended May 31, 2021

Rockval, Inc.

Table of Contents

Rik J Vandejen CPA PLLC
Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Rockval, Inc
Wellington, Florida

We have reviewed the accompanying financial statements of Rockval, Inc. (a corporation), which comprise the balance sheet as of May 31, 2021, and the related statements of income and changes in stockholders' equity and, cash flows for the ten-month period ended May 31, 2021. A review includes primarily applying analytical procedures to owner's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with the Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require me to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of my procedures provide a reasonable basis for my conclusion.

Accountant's Conclusion

Based on my review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America

Rik J Vandejen CPA PLLC

Rik J Vandejen CPA PLLC
Certified Public Accountants

Lake Worth, Florida
July 17, 2021

7556 Lake Worth Rd, Suite 105, Lake Worth, FL 33467
561-868-0426 · www.vandejencpa.com


Rockval, Inc
Balance Sheet
For the Ten Month Period Ended May 31, 2021
(Unaudited)


		2021
Assets		
Current Assets		
Cash and cash equivalents	$	100,576
Fixed Assets		
Computer Equipment (net of depreciation)		1,153
Other Assets		
Software rights (net of amortization)		89,219
Total Assets	$	190,948
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$	2,021
Accrued interest payable		10,716
Convertible note payable		430,000
Total Current Liabilities		442,737
Long Term Liabilties		
Loan payable to stockholder		3,000
Note payable		25,000
Total Long Term Liabilities		28,000
Total Liabilities		470,737
Stockholders' Equity		
Common stock, 0.0001 par value, 15,000,000 shares authorized;		
12,869,188 shares issued and outstanding		1,287
Additional paid in capital		236
Retained earnings		(281,312)
Total Stockholders' Equity		(279,789)
Total Liabilities and Stockholders' Equity	$	190,948


Rockval, Inc
Statement of Income
For the Ten Month Period Ended May 31, 2021
(Unaudited)


		2021
Revenue	$	11,486
Operating Expenses		
Advertising and promotion		1,805
Amortization expense		17,844
Bank fees		873
Cloud storage		5,363
Depreciation expense		24
Donations		365
Interest expense		10,716
Meals		1,292
Office expense		2,261
Professional fees		10,746
Rent expense		10,001
Software development		216,437
Software subscriptions		5,836
Salary		9,000
Travel		236
Total Operating Expenses		292,799
Net Income (Loss) from operations	$	(281,313)
Other Income and Expenses		
Interest income		1
Net Income (Loss)	$	(281,312)

Rockval, Inc
Statement of Changes in Stockholders' Equity
For the Ten Month Period Ended May 31, 2021
(Unaudited)

	Common Stock	Additional Paid in Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
Balance on August 1, 2020	$ -	$ -	$ -	$ -	$ -
Net Income (loss)	-	-	(281,312)	-	(281,312)
Issues shares for cash	1,287	236	-	-	1,523
Unrealized gain (loss) on investment	-	-	-	-	-
Balance on May 31, 2021	$ 1,287	$ 236	$ (281,312)	$ -	$ (279,789)


Rockval, Inc
Statement of Cash Flows
For the Ten Month Period Ended May 31, 2021
(Unaudited)


	2021
Cash Flows From Operating Activities	
Net income (loss)	$ (281,312)
Adjustment to reconcile net income to net cash	
provided by Operating Activities:	
Depreciation and amortization	17,868
(Decrease) increase in	
Accounts payable	2,021
Accrued inerest payable	10,716
Net Cash Provided (Used) By Operating Activities	(250,707)
Cash Flows From Investing Activities	
Purchase of intangible property	(107,063)
Purchase of equipment	(1,177)
Proceeds from sale of common stock	1,523
Net Cash Provided (Used) By Investment Activities	(106,717)
Cash Flows From Financing Activities	
Shareholder loan	3,000
Note payable	25,000
Convertible notes	430,000
Net Cash Provided (Used) By Financing Activities	458,000
Net Increase (Decrease) In Cash	100,576
Cash At The Beginning Of The Year	-
Cash At The End Of The Year	$ 100,576

See independent auditors' report and accompanying notes to financial statements.

6

Rockval, Inc.
Notes to Financial Statements
The Ten Month Period Ended May 31, 2021

Note 1 – Organization and Business Activities

Rockval, Inc. (the Company), located in Wellington, Florida, is a Delaware corporation formed on July 30, 2020. The Company is a real estate software company which provides a subscription-based software that gives commercial real estate professionals the necessary tools to run their business. The software provides small to mid-size firms simple affordable solutions which includes: creating professionally designed for-lease and for-sale marketing flyers, underwriting property, and access to real-time data from user-generated, third-party, and publicly available data, and accurate research from physical site visits to properties.

Note 2 – Significant Accounting Policies

Significant Accounting Policies

The significant accounting policies are presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting principles conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The statement of cash flows is prepared using the indirect method. The Company considers all cash on hand and in banks, and all highly liquid investments with a maturity of three months or less to be cash equivalents.

Revenue Recognition

The Company's revenue is derived from selling subscription-based software to commercial real estate professionals. The Company receives sales from autoactivate users and enterprise sales. Sales from autoactivate users are month to month with no contract. Enterprise sales will require a contract since they are sold in bulk. Subscribers can choose to pay monthly or annually. Annual payments are collected at the beginning of the subscription. Users who pay annually will receive a discount.

Note 2 – Significant Accounting Policies (continued)

Revenue Recognition (continued)

According to the company's terms and polices, all payments are nonrefundable; therefore, the company will recognize revenue when collection of payment is reasonably assured and the software is delivered. Users can cancel their subscription anytime and would be allowed to access the software until the time they purchased expires. As of May 31. 2020, there has not been any enterprise sales.

Subscriptions are priced lower than competitors; therefore, the company will be able to attract smaller and price-conscious real estate firms and professionals. This will allow a company to compete in a market that has few competitors.

Amortization

Intangible assets are stated at cost. Amortization is computed using straight-line method over the estimated useful live of the assets which range from 3-20 years. Amortization was $17,844 for the ten-month period ended May 31, 2021.

Income Taxes

The Company is recognized as a C-Corporation by the Internal Revenue Service; therefore, the Company is liable for federal and state income taxes on taxable income.

The Company believes that it is has support for any tax position taken, and as such, does not have any uncertain tax positions that are material to the financial statements.

Tax is recognized in the statement of income, except to the extent that it relates to items directly in equity, in which case it is recognized in equity. Current tax expense is based on the results for the period as adjusted for items that are not taxable or not deductible. The company's liability is calculated using the tax rates and laws that have been enacted or substantially enacted by the reporting date. As of May 31, 2020, the company does not have tax liability.

Note 4 – Convertible Notes

As of May 31, 2021, the Company issued $430,000 of 4% convertible promissory notes which principal and interest are due as of December 31, 2021. The convertible notes allow investors to convert their note into common stock at the time of certain qualifying events. As of May 31, 2021, no convertible notes have been converted.

The interest shall begin to accrue on the date of these notes and shall continue to accrue on the outstanding principal balance until the entire balance is paid and shall be computed based on the actual number of days elapsed on a year of 365 days. Unless converted to shares, the balance shall be due and payable in full upon the written demand of the majority holders at any time after maturity date. All notes mature on December 31, 2021. As of May 31, 2021, the accrued interest owed on all convertible notes was $9,724.

Rockval, Inc.
Notes to Financial Statements
The Ten Month Period Ended May 31, 2021

Note 5 – Note Payable

On November 30, 2020, the Company issued an unsecured note payable in the amount of $25,000 at 8%. Principal and accrued interest is due and payable when certain events occur. The note may be prepaid in whole or in part prior to the Maturity Date. As of May 31, 2021, the accrued interest was $992.

Note 6 – Contingencies

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. As of May 31, 2021, there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

Note 7 – Development Costs

Development costs comprise employee expenses, the cost of materials and services directly attributable to the projects, and an appropriate share of directly attributable fixed costs including, and where applicable, borrowing costs. The intangible assets are amortized from the moment they are available for use. Development costs which do not satisfy the above conditions are recognized in profit or loss as incurred. Software development cost for the period ending May 31, 2021, was $216,437.

Note 8 – Rent Expense

The Company rents office space at 313 Datura Street, Suite 200, West Palm Beach, Florida, for $1,200 per month. The agreement ends on April 30, 2022. However, the agreement includes a right to cancel by submitting a notice before the next billing renewal date (minimum 30 before the end of a calendar month). Consequently, the agreement is month-to-month and not considered a long-term commitment for the Company.

Note 11 – Subsequent Events

The Company has evaluated all events or transactions that occurred after May 31, 2021, through July 17, 2021, the date these financial statements were available for issue. During this period, the Company did not have any material recognizable subsequent events.